Filed by: Stock Building Supply Holdings, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Building Materials Holding Corporation

Commission File No.: 001-36050

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EDITED TRANSCRIPT

STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

EVENT DATE/TIME: AUGUST 05, 2015 / 02:00PM GMT

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

CORPORATE PARTICIPANTS

Jim Major Stock Building Supply Holdings, Inc. - CFO

Jeff Rea Stock Building Supply Holdings, Inc. - CEO

CONFERENCE CALL PARTICIPANTS

Trey Morrish Barclays Capital - Analyst

Drew Lipke Stephens, Inc. - Analyst

Luke Young Robert W. Baird - Analyst

Will Randow Citigroup - Analyst

PRESENTATION

Operator

Good morning to everyone. Thank you for joining the call today and thank you for standing by. Welcome to the Stock Building Supply 2015 second quarter earnings conference call. As a reminder, this conference is being recorded today, Wednesday, August 5, 2015. I would like to turn the call over to Mr. Jim Major, Chief Financial Officer of Stock Building Supply. Please go ahead, sir.

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Thank you, and good morning. Welcome to our second quarter 2015 earnings call. Joining me on the call today is Jeff Rea, our Chief Executive Officer. We hope you’ve had the chance to review the press release for the Company’s second quarter 2015 results issued earlier this morning. If not, a copy is available on the Investor Relations section of our website, at ir.stocksupply.com. Before we begin I would like to remind everyone this some of our comments today may include forward-looking statements. These statements are subject to the risks and uncertainties as described in the Company’s filings with the SEC. Our actual results may differ materially from those described during the call.

In addition, all forward-looking statements are made as of today and the Company does not undertake to update any forward-looking statements based on new circumstances or revised expectations. Lastly, all non-GAAP financial measures discussed during this call are reconciled to the most directly comparable GAAP measures in the tables included in our press release. I will now turn the call over to Jeff.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Thank you, Jim. I would also like to welcome everyone joining us on the call today. The macroeconomic environment we experienced in the first quarter continued into the second quarter and is providing for a measured pace of recovery that we believe is healthy for the new construction market and housing generally. With the labor market tightening and employment numbers continuing to increase, coupled with wage growth and consumer confidence, the rate of household formation is improving which has brought home builder confidence to its highest level in almost a decade. Given this environment, we believe the Company is very well positioned as we move into the second half of 2015.

During the second quarter, in spite of some abnormally wet weather conditions across our footprint which hampered our revenue growth, the Company continued to perform well as we executed on our on operating and strategic objectives. We grew net sales volume and gross profit by approximately 5% when compared to the prior year period and adjusted EBITDA was up nearly 11% from the second quarter of 2014. While commodity deflation in lumber and lumber sheet goods continues to pact us, our focused strategic effort to drive higher growth rates in our value-added product groups helped to offset some of the impact of this of deflation as we continued to expand our gross margin percentage.

Additionally, during the quarter we made substantial progress on several of our strategic growth initiatives. First, in support of our value-added products growth initiative on June 1 we acquired a small yet strategically meaningful millwork and repair and remodel business in Greensboro, North Carolina. While this acquisition had negligible impact on the second quarter and is small relative to our overall business we remain committed to profitable product and segment growth which we feel will deliver meaningful value to all of or stakeholders. Secondly, on June 3rd we announced a strategic merger with Building Materials Holding Corporation, or BMC.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

This strategic merger is proceeding as planned and we are taking the necessary steps to close the transaction in the fourth quarter as previously announced. We believe this strategic transaction will provide significant benefits for customers, shareholders, suppliers and employees. With the capabilities brought forth by each entity we believe the combined Company will be extremely well positioned to capitalize on the strengthening US housing market. And finally, I want to update you further on the exciting developments surrounding our E business platform.

As previously discussed we are systematic enhancing our key distribution, service and solution provider capabilities by streamlining core customer facing processes and automating them with leading information technology. We have already rolled out our metrics and data rich ERP system, our logistics tracking and communications platform, or what we call SLS, and our professional installation management platform, or what we refer to as SIS. All of which have driven substantial benefits to the bottom line while dramatically improving our customer service capabilities.

As we enter the second half of 2015, we are now in the final stages of development and testing of our design solutions and web-based customer service platforms. With the implementation of these two additional platforms our new integrated E business operating system will provide significantly more customer interface functionality and 24x7 eCommerce capability that should dramatically enhance our customers’ experience, help improve their productivity, and unleash our stock associates, or our service professionals, to provide more value added time and support to our customers as we work to help their businesses thrive. Furthermore, as this new platform becomes fully adopted, we anticipate it will also improve our productivity, our profitable growth potential and our top line growth rates over the mid and long-term.

Finally, we expect this full E business platform will be substantially rolled out across our footprint over the next 12 months. I will turn the call back to Jim for a detailed review of our second quarter results.

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Thanks, Jeff. This was another solid quarter for Stock in terms of improving several key metrics that are critical to the profitable growth of our business. Gross margin for the quarter improved by 80 basis points to 24.7% compared to the prior year period. And we substantially improved operating cash flow from the second quarter of last year and remain focused on executing our strategic operational and technology investment programs that are generating positive results for our business.

Second quarter net sales of $350.1 million were up 1.6% compared to the second quarter of last year. Our estimated volume growth of 5% was offset substantially by reduced selling prices in our lumber and lumber sheet goods product category. Commodity deflation in this category impacted sales growth by over 900 basis points which equated to a negative impact of approximately 3.4% on our total net sales. We experienced unusually wet weather in many markets, particularly this Texas which we estimate restrained our year-over-year volume growth in the second quarter by approximately 200 basis points overall.

Despite these macro head winds we continued to drive above average growth rates in our strategic and higher gross margin product groups. Structural components in millwork and interior products grew by 10.5% and 5.4% respectively compared to second quarter of 2014 and both categories remain our highest growing categories through the first half of the year. Our second quarter gross margin was up 80 basis points to 24.7% compared to the prior year and marked our highest quarterly gross margin as a public company.

This continues our trend of steady gross margin improvement which is primarily the result of continue pricing discipline and a higher percentage of net sales being derived from value added product categories such as the growth in millwork, interior products and structural components I noted previously. Selling, general and administrative expenses for the quarter increased $3.6 million to $74.7 million compared to the prior year.

The increase in SG&A expense was primarily related to salary, wage and incentive compensation costs to serve higher sales volume, associate healthcare cost inflation and certain expenses related to previously closed store location. In addition, as Jeff discussed, we continue to make investments in resources relate to our E business platform.

Total depreciation expense, including the portion included in cost of goods sold, increased to $3.3 million in the second quarter from $2.8 million in the prior year. We expect in the year term that depreciation expense will continue to gradually increase as we intend to maintain the pace of investment in our operating initiatives.

Net income during the quarter totaled $2.6 million, or $0.10 per diluted share compared to net income of $5.6 million, or $0.21 per diluted share in the second quarter of 2014. During the quarter the Company incurred approximately $3.3 million of costs related to the previously announced merger with DMC. Adjusted income from continuing operations in the second quarter was $6.5 million, or $0.25 per diluted share, compared to $5.8 million, or $0.22 per diluted share in the second quarter of 2014.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

The diluted weighted average common shares outstanding used to calculate earnings per share and adjusted income from continuing operations per share was $26.3 million. Adjusted EBITDA for the quarter increased by $1.4 million to $14.3 million compared to the second quarter of 2014. This represented greater than 20% flow-through of incremental sales to adjusted EBITDA and is the second consecutive quarter our flow through exceeded 20%.

Total liquidity as of June 30, 2015 was approximately $117.4 million which included cash and cash equivalents of $6.9 million and $110.5 million of borrowing availability under our existing revolver. Capital expenditures in the quarter totaled $7.7 million which included $4.2 million of assets acquired under capital lease arrangements. The majority of the acquired assets were vehicles and equipment to support increased sales volume and replace aged assets as well as facility and technology investments to support operations.

And finally, as Jeff mentioned, our merger with BMC continues to progress and detailed integration planning is well underway. On June 25, 2015, the Company received notification that early termination of the waiting period for the merger under the Hart Scott Rodino Anti Trust Improvement Act of 1976 had been granted by the US Federal Trade Commission. The early termination of the waiting period under HSR satisfied one of the conditions to the closing of the merger but the merger, which remains subject to other closing conditions including approval by both the Company and BMC shareholders, remains on track to close in the fourth quarter of 2015. For additional information regarding the merger agreement please refer to our current report on form 8-K which was filed with the SEC on June 5, 2015.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Thanks, Jim. In conclusion, we remain positive about the strengthening macroeconomic environment, the pace of the US housing market recovery and the significant progress our team has made in the execution of our stated strategy. I believe our efforts to date have positioned us to capture additional growth in the second half of 2015 and for sustained progress moving forward. Our business teams continue to perform well in servicing and supporting our customers and we remain eager to capitalize on the differentiated capabilities inherent in our operating platform to accelerate profitable growing into the future. As always, I want to thank you for your interest in our Company. Operator, you can now open the line for questions.

QUESTION AND ANSWER

Operator

Thank you. We will now be conducting question and answer session. (Operator Instructions). Our first question from Stephen Kim of Barclays. Please go ahead.

Trey Morrish - Barclays Capital - Analyst

Hi, guys. It is actually Trey on for Steve. Thanks for taking my questions.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Good morning.

Trey Morrish - Barclays Capital - Analyst

You mentioned you had unusually wet weather in several key markets such as Texas and this goes along with what we have been hearing from other companies with a similar geographic exposure there. Could you talk about the weather impact on your top and bottom lines? Could you quantify that for us? And how much of a benefit did you guys receive in the quarter from lower fuel costs?

Jim Major - Stock Building Supply Holdings, Inc. - CFO

This is Jim. Good morning. I think as we noted in the prepared remarks we estimated that the weather impact kind of across our network probably constrained our volume growth by about 200 basis points in the second quarter. Certainly a lot of the rainfall there in Texas got a lot of news for flooding and whatnot. I think it was over 30-inches of rain in both Houston and Austin and a little less in some of the other secondary Texas markets but certainly was an extremely unusual quarter in that regard. In terms of fuel costs, we continue to see some benefits from diesel cost being cheaper than it was a year ago. The benefit there year-over-year was probably somewhere in the half million dollar range for the quarter.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

Trey Morrish - Barclays Capital - Analyst

Thanks for that, guys. And then also you guys mentioned that you made an acquisition in the quarter. And with this pending acquisition or merger with BMC, how are you thinking about these smaller bolt-on acquisitions in the interim? And on the E business platform you said you would roll it out within your entire company and how does that square with what you are going to roll out with the BMC fold-in as well?

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Trey, this is Jeff. Good morning. Let me take the first question first on the tuck-in acquisition. Yes, we were excited about in small acquisition that we made in Greensboro. It has several capabilities that are very complementary to the footprint that we have in that part of the country and we are still very interested for the right type of accretive strategic tuck-in acquisitions. Clearly our balance sheet and capital structure allows us to continue to take advantage of those when they come up and they make sense. And I don’t anticipate that changes as we discussed when we announced the merger we have very similar strategies.

In respect to the second question on the E business platform, fundamentally this has been something we have talked about since we became a public company and we are very excited with the progress that the team has made over the last year or so in preparing for what we think are a couple of the final pieces that would allow us to have a full complement of capabilities to truly interface with our customers on a daily basis 24/7 through a web environment. But then, more importantly, and more challenging, quite frankly, is to have that interface fully integrated into the way that we do business inside our Company and communicate with your customers whether it is the distribution of the product, the installation management of the product, historical purchases, and information that our customers can use to manage their business more productively and effectively. And clearly having all of that information digitally available to both the customer and our associates provides one version of truth, if you will, or one set of records, that allows people to plan the business and continue to work on future opportunities together.

And so we feel like this capability will have significant impact over the mid and long term as we execute on our stated strategy of supporting the general contractors and their customers. The clients, to us. The home owners, the home builders, if you will, as they take on repair and remodel projects and new construction projects. This capability we feel like it differentiated in our industry for sure and given the integration throughout our business is a huge productivity and profitable growth driver going forward and we would anticipate that it will about a real asset to the Company for years to come.

Trey Morrish - Barclays Capital - Analyst

Got you. Thanks for that, guys. Appreciate it and good luck next quarter.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Thanks, Trey.

Operator

The next question from Trey Grooms from Stevens. Please go ahead.

Drew Lipke - Stephens, Inc. - Analyst

Good morning. This is Drew Lipke on for Trey.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Good morning.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

Drew Lipke - Stephens, Inc. - Analyst

The first question I had. You mentioned this is the second quarter in a row of stronger than expected incremental EBITDA margins. I know it was on a little bit more muted top line but given the trends that you are seeing and more components and value added sales and lower diesel prices and some of the puts and takes there should we expect this kind of 20% to 25% incremental EBITDA range to continue here for the foreseeable future?

Jim Major - Stock Building Supply Holdings, Inc. - CFO

To deliver the 20% plus pull-through on a business just shy of 25% in gross margins I think in a sustainable way may be challenging. Over the long-term our guidance kind of remains what it has been which is 9% to 10%. As you say, it is on a little more muted top line and the fact that we were able to drive the gross margin improvements and keep the lid on costs certainly led to that strong performance in terms of pull-through here over the last couple of quarters. So I think it will ultimately float around from time to time as it has in any given quarter. Certainly we will continue to push everything we can to continue the improvement in gross margin percentage and as well as manage our operating productivity.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Drew, I think just to add to what Jim highlighted, the way I would probably think about it is clearly our stated strategy is to expand our value added services and products and drive gross margin and we have over the last year or more sacrificed probably some volume growth to ensure we are pricing at levels that make sense for us. And because we offer a whole lot of services and support to our customers and we want to make sure we get paid for that, that level of service performance. So we have been very focused on driving the gross margin percentage. We think the team has done a grot job. We know it cost us a little bit on the top line. We still feel like overall we are outperforming our markets we are in and we continue to have that stated strategy to outgrow the end market.

We do think that the markets have, the build cycle has been extended because of some of the reasons we discussed earlier, especially in the second quarter, labor is back up. And so while we see good start growth we are seeing less kind of volume demand, if you will, on that start growth but we anticipate that to pick up in the second half of year assuming the weather remains normal. And given our ability to manage the costs, given our strategic investments that, I guess describe, in the near term we think 9% to 10% is probably the right target. We are always looking to outperform that and then in the midterm and longer term we anticipate the pull through will be dramatically greater as some of the productivity kicks in.

Drew Lipke - Stephens, Inc. - Analyst

Great. That’s helpful. You hit on a couple of my other questions. In terms of the typical lag between housing starts and when you guys start shipping to the home, how much of a delay have you seen there with kind of the weather impact? I know you mentioned the 200 basis points from volume. And how should we think about that as we look to the back half of the year and into 2016?

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Near term we are seeing similar kind of growth rates that we saw in the first half so far in the third quarter. We are seeing the same level of deflation which is definitely a head wind to the business from the pricing standpoint and profitability standpoint. We have been able to, with some of the other good guys, like fuel and just managing our business well, our gross margin, we’ve been able to offset the impact of that deflation. But here in the third quarter we still anticipate that the market is healthier and continuing to get a little bit healthier. It is very muted growth. It is not a spike by any means.

We think because of the labor shortages out there the home builders are working pretty hard to fulfill the demand and that is extending the build cycle somewhat. But so far in the third quarter we are seeing kind of the same volume characteristics we saw for first half of the year in our business but we are hearing good things from our customers and our sales team is optimistic for the back half of the year and therefore we feel great about where we are at and look forward to the continued recovery.

Drew Lipke - Stephens, Inc. - Analyst

Okay. Great. That is it for me. Thanks, guys.

Operator

(Operator Instructions). The next question from Luke Young of Robert W. Baird. Please go ahead.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

Luke Young - Robert W. Baird - Analyst

Good morning. First question for me would be in terms of the revenue growth by end market I don’t know if you could break that out between single family housing construction, the remodel and repair market and then light commercial and multifamily by chance?

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Sure, I think for new single family and remodeling those averages are pretty similar to the overall where we are seeing a little bit above average growth is really in the multifamily. It certainly start there and the pipelines generally of construction have been much stronger here over the course of this year than the prior year. But that is less than kind of 10% of our overall revenue mix. It doesn’t move the needle as much for us given the mix of our business as perhaps some others out there.

Luke Young - Robert W. Baird - Analyst

And then, second on the gross margin, in addition to the favorable mix you mentioned there is improvement within structural components as well. Wondering if you could comment on where that came from? Would it be improvement to the cost side that you are leveraging the cost structure a little better there or something else?

Jim Major - Stock Building Supply Holdings, Inc. - CFO

There is really three things there. Number one, I think the pricing environment is good for structural components because of some of the labor shortages that Jeff mentioned that product category tends to perform better in periods of labor shortages because it is a pre manufactured product that is helping the home builder to take labor off of their job site. Number two, there is some fixed cost element there. Because it is manufactured we are able to leverage the higher volumes against a fixed cost base within cost of goods that helps the gross margin. And third is certainly the lower commodity prices do help that segment in terms of reduced cost of materials.

Luke Young - Robert W. Baird - Analyst

Great. That is all I have. Thank you.

Operator

Thank you. The next question is from Will Randow of Citi. Please go ahead.

Will Randow - Citigroup - Analyst

Good morning, guys. Congratulations on the progress.

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Good morning. Thanks.

Will Randow - Citigroup - Analyst

I guess in terms of I don’t know if I heard it but your (inaudible) demand pace could you characterize that for a total company overall? Is it better than the year on year change rate or worse, in line with when you saw in the second quarter? And how is that looking in Houston? Because although there have been weather issues, when we look to like permits, those are kind of flat versus up 20% for last year, year-to-date flat.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

Jim Major - Stock Building Supply Holdings, Inc. - CFO

I think Jeff commented on it. What we saw in July was a little bit of an improvement in terms of the second quarter volume growth rates probably more in line with what we have seen year to date or in the first quarter. Houston, as you know, starts are flat there year-over-year. We are continuing to see some growth in our business in there and Texas generally. And certainly what we are hearing tends to be pretty stable or even a little bit on the optimistic side as we move through the second half of the year.

Will Randow - Citigroup - Analyst

In terms of looking forward, I just need an update on the pending acquisition, if you will. Can you talk about how you are thinking about your capital structure post that? What is optimal leverage? Have any of your thoughts changed since the announcement?

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Nothing has really changed since the announcement and obviously right now we are working to finalize the required filings in S-4 and get those on file with the SEC at which there will be more information our there for yourself and our investors to evaluate and we certainly look forward to providing that information for folks.

Will Randow - Citigroup - Analyst

Okay. Thanks again and good luck.

Jim Major - Stock Building Supply Holdings, Inc. - CFO

Thanks.

Operator

Thank you. We have no further questions at this time. I would like to turn the conference back over to Mr. Rea for closing comments.

Jeff Rea - Stock Building Supply Holdings, Inc. - CEO

Thank you, Operator. And thank you everyone for the interest in our Company. We are, excited about the progress we made and we look forward to updating you with more information with the S-4 filing that Jim just referred to and our next conference call. Have a good day.

Operator

Thank you. Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines that the time. And thank you for your participation.

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

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Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this presentation may include, without limitation, statements regarding sales growth, price changes, earnings performance, strategic direction and the demand for our products. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger involving BMC and the Company, including future financial and operating results, the Company’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and the Company shareholder approvals; the risk that the Company or BMC may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that a condition to closing of the Merger may not be satisfied; the timing to consummate the Merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on Merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 2, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the Merger, will be more fully discussed in the Registration Statement and the Proxy /Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond the Company and BMC’s control. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find it

The proposed transaction involving the Company and BMC will be submitted to the respective stockholders of the Company and BMC for their consideration. In connection with the Merger and special meeting of the Company’s stockholders, the Company expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/consent solicitation/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus will contain important information about the Merger, the Merger Agreement and related matters. This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and the Company. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that the Company or BMC may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY

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AUGUST 05, 2015 / 02:00PM GMT, STCK - Q2 2015 Stock Building Supply Holdings Inc Earnings Call

OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents will also be available to security holders, without charge, from the Company by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participation in the Solicitation

The Company, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus when they become available. You may obtain a free copy of the proxy statement for the Company’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

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© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.